Exhibit 99.1

September 15, 2026

Dear Shareholder,

You are cordially invited to attend the 2026 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on October 22, 2026, at 2:30 p.m. Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely, /s/ David Reis David Reis Chairman of the Board of Directors

ALLOT LTD.

____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting (the “Annual Meeting”) of shareholders of Allot Ltd. (“Allot” or the “Company”) will be held on October 22, 2026, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

The Annual Meeting is being called for the following purposes:

1.	To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors (as defined in the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)), shall be one year.

2.	To reelect David Reis as a Class II director and Chairman of the Board, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.	To reelect Raffi Kesten as a Class II director, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.	To approve an amendment to the compensation policy for officers and directors of the Company.

5.	To approve the compensation payable to the Company’s directors.

6.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2025, including a review of the fiscal 2025 financial statements.

8.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on September 9, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual Meeting of Shareholders (the “Notice”), and is being mailed on or about September 16, 2026 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and filed with the Israel Securities Authority and Tel Aviv Stock Exchange, and will be available on the Company’s website at www.allot.com, on the SEC’s website at www.sec.gov and on the Tel Aviv Stock Exchange’s website at https://maya.tase.co.il/. Signed proxy cards must be received by our transfer agent, Equiniti Trust Company LLC, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

Hod Hasharon, Israel

September 15, 2026

ii

ALLOT LTD.

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:          When and where is the 2026 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on October 22, 2026, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:          Who can attend the Annual Meeting?

A:	Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:          Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on September 9, 2026, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:          How do I vote?

A:	You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote in person at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:          Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:          If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:          How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Liat Nahum and Inbar Charash, or either of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on October 21, 2026, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:          What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:          What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:          What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:          How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:	Proposal 1 (approval of an amendment to our Articles of Association to provide for the elimination of the different classes of members of the Board of Directors of the Company) requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted “FOR” the adoption of the proposal.

Each of Proposals 2 (reelection of David Reis as a director), 3 (reelection of Raffi Kesten as a director), 5 (approval of the compensation payable to directors) and 6 (reappointment of independent registered public accounting firm) requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Proposal 4 (approval of an amendment to the Compensation Policy for officers and directors of the Company) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

The Israel Companies Law requires that each shareholder voting on Proposal 4 indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or via a voting instruction form, internet voting or telephone, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest in Proposal 4.

If you are a controlling shareholder or have a personal interest, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who should contact us on your behalf.

Q:          How will my shares be voted if I do not provide instructions on the proxy card?

A:	If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.	“FOR” the approval of an amendment to the Company’s Articles of Association, effective immediately upon the approval of Proposal 1, to provide for the elimination of the different classes of members of the Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to one year.

2.	“FOR” the reelection of David Reis as a Class II director and Chairman of the Board, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.	“FOR” the reelection of Raffi Kesten as a Class II director, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.	“FOR” the approval of the amendment to the Company’s Compensation Policy for Officers and Directors, as described in the Proxy Statement.

5.	“FOR” the approval of the compensation payable to the Company’s directors.

6.	“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:          Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:          Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:	The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 49,303,094 ordinary shares outstanding. Equiniti Trust Company LLC is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the Record Date, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Master Fund LP (2)	10,011,295	20.3%
QVT Financial LP (3)	5,734,812	11.6%
David L. Kanen (4)	4,793,041	9.7%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from the Record Date through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 49,303,094 ordinary shares outstanding as of the Record Date.

(2)	Based on a Schedule 13G filed on June 16, 2026 by Lynrock Lake LP (“Lynrock Lake”), Lynrock Lake Master Fund LP (“Lynrock Lake Master”) directly holds 10,011,295 of our ordinary shares and Cynthia L. Paul directly holds 34,686 of our ordinary shares. Lynrock Lake is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, Lynrock Lake has been delegated full voting and investment power over the securities of the Issuer held by Lynrock Lake Master. Ms. Paul, the Chief Investment Officer of Lynrock Lake and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake, may be deemed to exercise voting and investment power over the securities of the Issuer held by Lynrock Lake Master. The business address of such holders is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)	Based on a Schedule 13D/A filed on August 26, 2026, QVT Financial LP (“QVT Financial”) had shared voting and dispositive power over 5,734,812 of our ordinary shares. The principal executive offices of QVT Financial is 888 Seventh Avenue, 43rd Floor, New York, New York 10106.

(4)	Based on a Schedule 13D filed on June 25, 2026 by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Philotimo Focused Growth and Income Fund, a series of World Funds Trust and a Delaware statutory trust (“PHLOX”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”) and David L. Kanen, Philotimo beneficially owned 2,320,000 of our ordinary shares, PHLOX beneficially owned 1,200,000 of our ordinary shares, and KWM and David L. Kanen had each shared voting and dispositive power over 4,756,874 of our ordinary shares and David L. Kanen directly held 36,167 of our ordinary shares. David L. Kanen is the managing member of KWM and has voting and dispositive power over these shares. The business address of such holders is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the Record Date, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of the Record Date, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors
David Reis	*	*
Raffi Kesten	*	*
Nadav Zohar	*	*
Efrat Makov	*	*
Steven D. Levy	*	*
Executive Officers
Eyal Harari	549,912	1.1%
Liat Nahum	*	*
Inbar Charash	*	*
Mark Shteiman	*	*
Gili Groner	*	*
Boaz Grossman	*	*
Noam Lila	*	*
All directors, director nominees and executive officers as a group	1,336,684	2.7%

* Represents less than one percent of the outstanding ordinary shares.

(1) As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the Record Date through the exercise of any option or vesting of any restricted share unit (“RSU”). Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 49,303,094 ordinary shares outstanding as of the Record Date pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

As of the Record Date, there were, in the aggregate 1,813,705 ordinary shares subject to outstanding equity awards, all of which are unvested RSUs, and of which our directors and executive officers held 1,164,867 unvested RSUs. Furthermore, 1,248,281 ordinary shares remained reserved for future grants under the Allot Ltd. 2016 Incentive Compensation Plan.

(2) See “Security Ownership of Certain Beneficial Owners and Management” above and note 2 to the table contained therein.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2025 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026, a copy of which is available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the reelection of each of David Reis and Raffi Kesten as a Class II director under Proposals 2 and 3, our Board will consist of five directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2025, each director attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of each committee of the Board on which he or she serves.

As an Israeli company, we are required to comply with the requirements of the Israel Companies Law and the regulations promulgated thereunder. These requirements prescribe that the Board must include at least two “outside directors” who satisfy the independence criteria specified in the Israel Companies Law; there are also rules under the Israel Companies Law regarding the composition of the audit committee and the compensation and nomination committee, including requirements relating to the inclusion and role of the outside directors on such committees. However, pursuant to regulations promulgated under the Israel Companies Law, we—as a company that does not have a controlling shareholder and that complies with the U.S. securities laws and The Nasdaq Stock Market corporate governance requirements relating to Board independence and committee composition, as applicable to U.S. domestic issuers—are permitted to “opt out” of the requirement to appoint outside directors as well as the above requirements related to the composition of the audit committee and the compensation and nomination committee. On September 10, 2026, the Board determined that opting out of the requirements under the Israel Companies Law regarding the appointment of outside directors and the composition of the audit committee and compensation and nomination committee would reduce the Company’s administrative burden and provide greater flexibility in attracting highly qualified directors, while maintaining appropriate corporate governance standards; accordingly, we opted out of such requirements. As a result, (i) the Board is no longer required to include two outside directors, (ii) the audit committee and compensation and nomination committee do not need to comply with the committee composition and related requirements under the Israel Companies Law and (iii) Steven Levy and Efrat Makov, the directors who served as outside directors immediately prior to such determination, currently serve as Class III directors.

Under our Articles of Association, our directors are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

Our current Class II directors, David Reis and Raffi Kesten, will hold office until the Annual Meeting. Our current Class III directors, Steven Levy and Efrat Makov, will hold office until the 2027 annual meeting. Our current Class I director, Nadav Zohar, will hold office until the 2028 annual meeting of shareholders.

Biographical information concerning our director nominees, David Reis and Raffi Kesten, and of each of the other current directors who will continue to serve after the Annual Meeting but are not nominated for reelection, is provided below.

Nominees for Reelection to the Board as a Class II Director to Serve until the 2029 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve until the 2027 Annual General Meeting of Shareholders)

David Reis, age 65, has served as Chairman of our Board since September 2023. Mr. Reis has served as a director of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). He also served as a director of Objet Ltd. from 2003 until the closing of the Stratasys-Objet merger and as the Chief Executive Officer of Stratasys from March 2009 until July 2016 (and, prior to the Stratasys-Objet merger, as Chief Executive Officer of Objet). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Raffi Kesten, age 73, has served as an interim director since May 2022 and as a director since December 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (Nasdaq: RDWR) since June 2019 until February 2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel, Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group - Prior acquisition) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

Class III Directors Whose Terms Continue Until the 2027 Annual General Meeting of Shareholders

Steven D. Levy, age 70, has served as a director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and as their Chairman until 2023, and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Efrat Makov, age 56, has served as the lead independent director on our board since November 2021. She has served as a director of Ceragon Networks Ltd since October 2022 and of B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), Kamada Ltd. (Nasdaq: KMDA), Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (now known as Chemomab Therapeutics Ltd. (Nasdaq: CMMB)) and of iSPAC 1 Ltd. (TASE: ISPC). Previously, Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly Nasdaq; TASE: ALVR) and Aladdin Knowledge Systems Ltd. (formerly Nasdaq; TASE: ALDN). Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (Nasdaq: CHKP), and as Director of Finance for NUR Macroprinters Ltd. (formerly Nasdaq: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)). Earlier in her career, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Class I Director Whose Term Continues Until the 2028 Annual General Meeting of Shareholders

Nadav Zohar, age 60, has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar has held the position of Chairman of the LRC Group since 2018. Mr. Zohar served as the head of Business Development of Gett, an “on demand” transportation service provider from March 2015 and October 2018. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, company description to be added, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the reelection of each of Messrs. Reis and Kesten, our Board will consist of five members, all of whom will be independent under the listing standards of The Nasdaq Stock Market, as determined by our Board. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO

DECLASSIFY OUR BOARD

Background

We are proposing to amend our Articles of Association to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because such structure offered certain advantages to the Company, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. While there are valid arguments in favor of a classified board structure, the Board believes that corporate governance standards have evolved and that annual elections of directors will enhance directors’ accountability to shareholders and will provide the Company’s shareholders with the opportunity to express their views on the performance of the entire Board on an annual basis. After careful consideration, the Board determined that it is appropriate and in the best interest of the Company and its shareholders to propose amendments to our Articles of Association to eliminate the classified structure of the Board.

Under our current Articles of Association, our directors (other than Outside Directors, to the extent appointed) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than Outside Directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of that class of directors is for a term of office that expires as of the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to be one year each, effective immediately. The then-current terms of all directors serving prior to the Annual Meeting shall continue until their completion.

Specifically, we propose to amend Article 39.3 of our Articles of Association in its entirety as follows (additions are underlined, deletions are struck through):

~~“39.3~~ Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1 Commencing with the Company’s 2026 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2 Notwithstanding the foregoing Article 39.2.1, any Director, other than Outside Directors, elected prior to the Company’s 2026 Annual General Meeting shall hold office until the completion of his or her then-current term of office. ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below.~~

~~39.3.3~~	~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~	~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~”

Proposed Resolution

You are requested to adopt the following resolution:

“1. RESOLVED, that Article 39.3 of the Company’s Articles of Association be amended and restated, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

REELECTION OF DAVID REIS AS A CLASS II DIRECTOR AND CHAIRMAN OF

THE BOARD OF DIRECTORS

Background

David Reis is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve as a Class II director and Chairman of the Board until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Reis has advised the Company that he is willing to continue serving as a director and Chairman of the Board if reelected, that he has the qualifications and time required for the performance of his duties as a director and Chairman of the Board, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Reis is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2. RESOLVED, that David Reis be reelected as a Class II director and Chairman of the Board, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF RAFFI KESTEN AS A CLASS II DIRECTOR

Background

Raffi Kesten is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve as a Class II director until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2027 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Kesten has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Kesten is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“3. RESOLVED, that Raffi Kesten be reelected as a Class II director, to serve until the 2029 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2027 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

FOR OFFICERS AND DIRECTORS

Under the Israel Companies Law, every office holder’s terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the Compensation Policy, and must be approved by the compensation committee and the board of directors, in that order. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the Company, after the approval by the compensation committee and the board of directors.

Background

The Israel Companies Law requires the Board to reevaluate the compensation policy from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated. The compensation policy must also be reviewed and reapproved at least once every three years. The compensation policy must be recommended by the compensation committee, approved by the board of directors and approved by the shareholders, in that order. The Compensation Policy was last approved by our shareholders in December 2025 for the years 2026-2028.

The Compensation Policy currently provides that the vesting period of equity awards granted to the Chairman of the Board shall not be less than two years. In connection with the proposed equity compensation payable to our Chairman of the Board described in Proposal 5 below, our Chairman of the Board would receive annual RSU grants that would vest over a one-year period, a vesting period that is shorter than the two-year minimum vesting period required under the Compensation Policy. Accordingly, following their review of our Compensation Policy, the compensation and nomination committee and the Board approved, subject to shareholder approval, an amendment to the Compensation Policy to permit such vesting schedule.

The proposed amendment to the Compensation Policy results from the ongoing review by the compensation and nomination committee and the Board of factors aimed to allow the Company to attract and retain highly-qualified directors.

Below are the specific changes we propose to make to the second bullet under Section 11.3 of the Compensation Policy, marked to show the proposed changes (the language proposed to be added is underlined, and the language proposed to be deleted is crossed out):

“•	The Chairman of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans and the provisions of Section 8 regarding the equity-based awards may apply. Such equity-based awards shall not exceed in value (based on accepted valuation methods), on the date of grant, $500,000 per vesting annum. The equity-based awards shall vest over a period of ~~between 2 – 4 years~~ not less than one year, to be determined by Allot’s Board of Directors with respect to each grant.”

If the foregoing amendment is not approved by our shareholders at the Annual Meeting, the proposed equity compensation payable to our directors and our Chairman of the Board described in Proposal 5 below shall vest in eight equal quarterly installments over a period of two years.

Proposed Resolution

You are requested to adopt the following resolution:

“4. RESOLVED, to approve the amendment to the Company’s Compensation Policy for Officers and Directors as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, provided that either:

1.	a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.	the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE

FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF THE COMPENSATION PAYABLE TO DIRECTORS

Background

We currently pay each of our directors, other than our Chairman of the Board, the following cash compensation: (i) a quarterly retainer fee of NIS 20,000 (approximately $ 6,666) (the “Quarterly Retainer”) and (ii) a per-meeting attendance fee of NIS 4,688 (approximately $1,560), a fee of NIS 2,813 (approximately $940) for each meeting the director attends telephonically or through similar means, and a fee of NIS 2,344 (approximately $780) for each written resolution of the Board executed by the director (each of the fees in the foregoing sub-section (ii), a “Participation Fee”). We currently pay our Chairman of the Board a monthly fee of NIS 38,000 (approximately $147,000 annually), plus VAT, in addition to reimbursement of all reasonable business expenses.

Each director who is elected or reelected at an annual meeting of shareholders, or a director who is not nominated for reelection at an annual meeting of shareholders but continues to serve by virtue of having been elected or appointed to a term that extends beyond such annual meeting, is entitled to a number of RSUs valued at $50,000 less the value of any unvested RSUs held by the director as of the date of such annual meeting (with the value of such unvested RSUs being calculated for such purpose based on the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such unvested RSUs were granted). The number of RSUs is determined based on a price per share that is the higher of (i) $3.00 and (ii) the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such RSUs are granted. The RSUs vest over a period to be determined by our Board, subject to such director continuing to serve as a director over such period, in equal quarterly installments and with the vesting subject to acceleration upon certain mergers and acquisitions involving the Company. The foregoing equity compensation is in addition to any cash compensation which such director is entitled to receive for serving as a member of our Board.

Our Chairman of the Board does not participate in the foregoing annual RSU program. Instead, in connection with his appointment as Chairman of the Board, our shareholders approved, and we granted our Chairman of the Board, (i) an initial grant of 150,000 RSUs, vesting over a period of three years, subject to his continuing to serve as Chairman of the Board over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of grant, and with the vesting of such RSUs subject to acceleration upon certain mergers and acquisitions involving the Company, and (ii) following the vesting in full of such initial grant, a subsequent grant of 30,000 RSUs, with vesting terms similar to those of the initial grant, with the vesting commencement date for such subsequent grant being the date immediately following the vesting in full of the initial grant.

The compensation and nomination committee and the Board engaged FW Cook, an independent compensation consulting firm, to review the design and competitiveness of the Company’s director compensation program. As part of this process, FW Cook reviewed the Company’s existing cash and equity compensation arrangements for directors and the Chairman of the Board, benchmarked those arrangements against a peer group of comparable publicly traded companies and presented its observations and recommendations to the compensation and nomination committee and the Board.

Following consideration of FW Cook’s review, including its observations regarding market competitiveness and program design, the compensation and nomination committee recommended, and the Board approved, subject to shareholder approval, the following changes to our non-employee director compensation program:

• With respect to cash compensation payable to our directors (other than to our Chairman of the Board), effective as of the Annual Meeting, to (i) replace the current Quarterly Retainer and Participation Fees payable to our directors with a single annual cash retainer of $40,000 and to eliminate the per-meeting Participation Fees and (ii) pay an annual committee retainer of $15,000 for the chair of each committee of the Board, and $7,500 to our directors for each committee of the Board on which they serve other than as chair, in each case, payable on a quarterly basis. Our Chairman of the Board will continue to receive a monthly cash fee of NIS 38,000, except that effective as of the Annual Meeting such fee will be linked to increases in the Israeli Consumer Price Index. All of the fees payable to directors will be prorated in the case of directors who are appointed or elected other than at an annual meeting of shareholders.

• With respect to equity compensation, effective as of the Annual Meeting, to (i) increase the annual RSU grant value payable to our directors (other than the Chairman of the Board) from $50,000 to $125,000, with such RSUs vesting in four equal quarterly installments over a one-year period, subject to the director continuing to serve through each applicable vesting date (with the number of RSUs prorated for directors who are appointed or elected other than at an annual meeting of shareholders) and (ii) in lieu of the subsequent fixed-number RSU grant of 30,000 RSUs described above, grant RSUs to our Chairman of the Board on an annual basis with a grant date value of $200,000 less the value of any unvested RSUs held by the Chairman of the Board as of the date of such annual meeting (other than any unvested RSUs attributable to the initial grant of 150,000 RSUs described above) (with the value of such unvested RSUs being calculated for such purpose based on the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such unvested RSUs were granted), with such number of RSUs being determined based on a price per share that is the higher of (i) $3.00 and (ii) the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such RSUs are granted, and with such RSUs vesting in four equal quarterly installments over a one-year period, subject to the Chairman of the Board continuing to serve through each applicable vesting date.

The proposed compensation is intended to ensure that the Company’s compensation for directors is competitive relative to market practices and designed to attract highly-qualified directors in the future. The Israel Companies Law requires that this compensation be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company’s shareholders.

If the foregoing cash compensation for the Company’s directors or the Chairman of the Board is not approved by our shareholders at the Annual Meeting, such directors will continue to receive the cash compensation currently in place as described above, as applicable. If the foregoing equity compensation for the Company’s directors or the Chairman of the Board is not approved by our shareholders at the Annual Meeting for the Company’s directors will continue to receive the equity compensation currently in place as described above, as applicable.

Proposed Resolution

You are requested to adopt the following resolutions:

“5a. RESOLVED, to approve the cash compensation payable to the Company’s directors, as described in the Proxy Statement.”

“5b. RESOLVED, to approve the cash compensation payable to the Chairman of the Board, as described in the Proxy Statement.”

“5c. RESOLVED, to approve the equity compensation payable to the Company’s directors, as described in the Proxy Statement.”

“5d. RESOLVED, to approve the equity compensation payable to the Chairman of the Board, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2025. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2024	2025
	(in thousands of U.S. dollars)
Audit Fees (1)	480	677
Audit-Related Fees (2)	7	-
Tax Fees (3)	49	41
Other		13
Total	536	731

____________________

(1)	“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2024 and 2025, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, fees for preparation and issuance of comfort letters in connection with our equity offering and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

“6. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR

2025

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2025. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting and provided further that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors is 5%. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than September 22, 2026. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than September 29, 2026 in a press release or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2027

We currently expect that the agenda for our annual general meeting to be held in 2027 (the “2027 Annual Meeting”) will include (1) the election or reelection of Class III directors (and if Proposal 1 is approved at this Annual Meeting, also the reelection of the Class II directors who are reelected at this Annual Meeting); (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2026 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders, provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors is 5%. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2027 Annual Meeting by submitting their proposals in writing to Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2027 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the anniversary of the Annual Meeting, i.e., no later than July 25, 2027; provided that if the date of the 2027 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2027 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2027 Annual Meeting is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2027 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2027 Annual Meeting in accordance with Rule 5C of the Israel Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2025, filed on Form 20-F with the SEC on March 26, 2026, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange’s website at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company’s reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

September 15, 2026